Exhibit 99.1

STRATASYS REPORTS FIRST QUARTER 2015 FINANCIAL RESULTS

Company reports $173 million in revenue for the first quarter

Company reports first quarter non-GAAP net income of $2.0 million, or $0.04 per diluted share; and GAAP net loss of $216.3 million, or ($4.24) per share

MINNEAPOLIS & REHOVOT, Israel, May 11, 2015 — Stratasys Ltd. (NASDAQ:SSYS) today announced financial results for the first quarter of 2015.

Q1-2015 Financial Results Summary:

•                  Revenue for the first quarter of 2015 was $172.7 million, which includes an approximate $7.8 million negative impact on revenue from the stronger U.S. dollar on a constant currency basis when compared to the same period last year.

•                  GAAP net loss for the first quarter was $216.3 million, or ($4.24) per share, compared to GAAP net income of $4.1 million, or $0.08 per diluted share, for the same period last year.

•                  Non-GAAP net income for the first quarter was $2.0 million, or $0.04 per diluted share, compared to non-GAAP net income of $20.6 million, or $0.40 per diluted share, reported for the same period last year.

•                  The Company invested a net amount of $24.4 million in R&D projects (Non-GAAP basis) during the first quarter, representing 14.1% of revenues.

•                  The Company generated $3.9 million in cash from operations during the first quarter, and currently holds approximately $425 million in cash and cash equivalents, and short term bank deposits. The cash balance includes a $50 million drawdown on the Company’s revolving credit facility.

•                  Non-GAAP EBITDA for the first quarter amounted to $2.2 million.

•                  The Company updated the goodwill impairment analysis of its MakerBot reporting unit. As a result, the Company recognized a non-cash goodwill and other intangible asset impairment expense of $194 million in the first quarter.

•                  The Company sold 7,536 3D printing and additive manufacturing systems during the quarter, and on a pro forma combined basis, has sold a total of 129,197 systems worldwide as of March 31, 2015.

“We continue to see significant long-term opportunity in the 3D printing and additive manufacturing market,” said David Reis, chief executive officer of Stratasys. “We believe we are offering a transformative alternative to conventional manufacturing, design and engineering processes, and maintain an attractive pipeline of future opportunities. Although we have modified our near-term operating and capital investment plans to align with softness in market conditions, we will remain focused on the future, and continue to execute on a multi-year investment plan designed to drive accelerated adoption of 3D printing solutions and increased sales growth.”

Business Highlights:

•                  Announced that Stratasys additive manufacturing solutions were selected by leading aircraft manufacturer Airbus to produce 3D printed flight parts for use in the first-of-type A350 XWB aircraft. Airbus produced more than 1,000 flight parts with their Stratasys FDM 3D Production Systems to support the delivery of the aircraft in December 2014. The 3D printed parts are used in place of traditionally manufactured parts with a process that reduces cost, increases supply chain flexibility, and improves on-time delivery. The announcement is the culmination of a long-

term, multi-year effort by both Stratasys and Airbus to identify, certify, and then implement Stratasys production solutions.

•                  Announced organizational enhancements including the creation of the Stratasys Strategic Consulting Division to help support customer development; the appointment of Joshua Claman, formerly with Dell, to Chief Business Officer to drive commercial and go-to-market activities across the company’s different business units; and the appointment of Jerome Hamilton, formerly with 3M, as Senior Vice President of Global Operations to lead global manufacturing, strategic sourcing, supply chain, and worldwide distribution teams.

•                  Completed the organizational integration of Solid Concepts, Harvest Technologies and RedEye Services to form Stratasys Direct Manufacturing (SDM), a comprehensive part services offering that employs a broad set of technologies and materials for applications ranging from models and prototypes, to end-use components and assemblies.

•                  Initiated a reorganization within MakerBot, which is intended to focus efforts on improving products, growing the 3D ecosystem, and increasing our efforts in the professional, education and consumer markets.

“We believe our partnership with Airbus represents a landmark introduction of our FDM additive manufacturing process for aerospace applications, and is an example of the large opportunities that exist within our industry, which we believe will be increasingly tied to manufacturing applications and vertical industry solutions,” continued Reis. “In addition, we continue to position Stratasys for future growth through our multi-year investment plan, which focuses on enhancing vertical solution development, expanding customer support services, accelerating product development, and growing our sales and marketing infrastructure.”

2015 Guidance

The Company provided guidance for full-year 2015 as follows:

•                  Total revenue in the range of $800 to $860 million, with non-GAAP net income in the range of $63 to $90 million, or $1.20 to $1.70 per diluted share.

•                  GAAP net loss of $256 million to $224 million, or ($5.0) to ($4.38) per share.

•                  Capital expenditures of $80 to $110 million.

•                  Total operating expenses in 2015 are expected to be in the range of 46% to 47% of anticipated revenue.

•                  Projected Non-GAAP net income is expected to be derived disproportionately from the second half of fiscal 2015, driven by the projected timing of revenue and operating expenses.

•                  Non-GAAP earnings guidance excludes $78 million of projected amortization of intangible assets; $35 million to $38 million of share-based compensation expense; $28 million to $30 million in non-recurring expenses related to acquisitions; $197 to $199 million in goodwill and other intangible asset impairment and restructuring charges; and includes $24 million to $26 million in tax expenses related to Non-GAAP adjustments.

Stratasys Ltd. Q1-2015 Conference Call Details

Stratasys will hold a conference call to discuss its first quarter financial results on May 11, 2015 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the “Investors” tab; or directly at the following web address: http://edge.media-server.com/m/p/crxxdwm3.

The conference call script and accompanying slide presentation will be available on the Stratasys Web site at www.stratasys.com under the “Investors” tab.

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To participate by telephone, the domestic dial-in number is (800) 299-9630 and the international dial-in is (617) 786-2904. The access code is 43637463. Investors are advised to dial into the call at least ten minutes prior to the call to register.

The webcast will be available for 90 days on the “Investors” page of the Stratasys Web site or by accessing the provided web address.

(Financial tables follow)

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “projected,” “guidance,” “preliminary,” “future,” “planned,” “committed,”  or other words. These forward-looking statements include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot, Solid Concepts, and Harvest Technologies after their acquisitions and to successfully put in place and execute an effective post-merger integration plans; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the company’s annual report on Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission (the “SEC”), in the “Risk Factors” attached as Exhibit 99.3 to the Report of Foreign Private Issuer on Form 6-K furnished by the company to the SEC on the date hereof, and in other reports that the company has furnished to, or filed with the SEC. Readers are urged to carefully review and consider the various disclosures made in the company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any guidance and other forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The information discussed within this release includes financial results and projections that are in accordance with accounting principles generally accepted in the United States of America (GAAP). In addition, certain non-GAAP financial measures have been provided excluding certain charges, expenses and income. The non-GAAP measures should be read in conjunction with the corresponding GAAP measures and should be considered in addition to, and not as an alternative or substitute for, the measures prepared in accordance with GAAP. The non-GAAP financial measures are included in an effort to provide information that investors may deem relevant to evaluate results from the company’s core business operations and to compare the company’s performance with prior periods. The non-GAAP financial measures primarily identify and exclude certain discrete items, such as merger-related expenses, amortization of intangible assets, one time write off of deferred tax assets, impairment charges, and expenses associated with share-based compensation required under ASC 718. The

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company uses these non-GAAP financial measures for evaluating comparable financial performance against prior periods.

This release is available on the Stratasys web site at www.stratasys.com

Stratasys Ltd. (Nasdaq:SSYS), headquartered in Minneapolis, Minnesota and Rehovot, Israel, is a leading global provider of 3D printing and additive and additive manufacturing solutions. The company’s patented FDM®, PolyJet™ and WDM™ 3D Printing technologies produce prototypes and manufactured goods directly from 3D CAD files or other 3D content. Systems include 3D printers for idea development, prototyping and direct digital manufacturing. Stratasys subsidiaries include MakerBot and Solidscape, and the company operates a digital-manufacturing service comprising RedEye, Harvest Technologies and Solid Concepts. Stratasys has more than 2,800 employees, holds over 800 granted or pending additive manufacturing patents globally, and has received more than 25 awards for its technology and leadership. Online at: http://www.stratasys.com and http://blog.stratasys.com

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Stratasys Ltd.

Consolidated Balance Sheets

(in thousands)

	March 31,	December 31,
	2015	2014

ASSETS

Current assets
Cash and cash equivalents	$423,032	$442,141
Short-term bank deposits	1,907	595
Accounts receivable, net	142,421	150,806
Inventories	130,958	123,385
Net investment in sales-type leases	8,682	8,170
Prepaid expenses	8,601	7,931
Deferred income taxes	26,569	25,697
Other current assets	20,084	37,903

Total current assets	762,254	796,628

Non-current assets
Goodwill	1,171,077	1,323,502
Other intangible assets, net	534,301	597,903
Property, plant and equipment, net	164,959	157,036
Net investment in sales-type leases - long term	16,129	14,822
Other non-current assets	10,478	9,216

Total non-current assets	1,896,944	2,102,479

Total assets	$2,659,198	$2,899,107

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$47,607	$37,359
Short term debt	50,000	50,000
Accrued expenses and other current liabilities	47,069	47,760
Accrued compensation and related benefits	36,826	42,332
Obligations in connection with acquisitions	11,313	28,092
Deferred revenues	47,127	45,023

Total current liabilities	239,942	250,566

Non-current liabilities
Obligations in connection with acquisitions - long term	17,443	26,461
Deferred tax liabilities	43,035	55,835
Deferred revenues - long-term	5,359	5,946
Other non-current liabilities	28,918	25,091

Total non-current liabilities	94,755	113,333

Total liabilities	334,697	363,899

Redeemable non-controlling interests	3,850	3,969

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares; 51,016 and 50,923 shares issued and outstanding at March 31, 2015 and December 31, 2014, respectively	139	139
Additional paid-in capital	2,579,874	2,568,149
Accumulated deficit	(250,159)	(33,871)
Accumulated other comprehensive loss	(9,675)	(3,647)
Equity attributable to Stratasys Ltd.	2,320,179	2,530,770
Non-controlling interest	472	469

Total equity	2,320,651	2,531,239

Total liabilities and equity	$2,659,198	$2,899,107

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended March 31,
	2015	2014
	(unaudited)	(unaudited)
Net sales
Products	$126,667	$129,252
Services	46,064	21,689
	172,731	150,941

Cost of sales
Products	98,371	61,022
Services	28,272	12,191
	126,643	73,213

Gross profit	46,088	77,728

Operating expenses
Research and development, net	27,238	16,771
Selling, general and administrative	102,608	67,617
Goodwill impairment	150,400	—
Change in the fair value of obligations in connection with acquisitions	(13,256)	(7,495)
	266,990	76,893

Operating income (loss)	(220,902)	835

Financial expense	(5,124)	(1,336)

Loss before income taxes	(226,026)	(501)

Income tax benefit	(9,622)	(4,588)

Net income (loss)	(216,404)	4,087

Net loss attributable to non-controlling interest	(116)	—

Net income (loss) attributable to Stratasys Ltd.	$(216,288)	$4,087

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(4.24)	$0.08
Diluted	(4.24)	0.08

Weighted average ordinary shares outstanding
Basic	50,956	49,273
Diluted	50,956	51,240

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

(in thousands, except per share data)

	Three Months Ended March 31, 2015			Three Months Ended March 31, 2014
	GAAP		Non-GAAP	GAAP		Non-GAAP
	(unaudited)	Adjustments*	(unaudited)	(unaudited)	Adjustments*	(unaudited)
Net sales
Products	$126,667	$—	$126,667	$129,252	$235	$129,487
Services	46,064	—	46,064	21,689	—	21,689
	172,731	—	172,731	150,941	235	151,176

Cost of sales
Products	98,371	(45,912)	52,459	61,022	(13,728)	47,294
Services	28,272	(1,409)	26,863	12,191	(433)	11,758
	126,643	(47,321)	79,322	73,213	(14,161)	59,052

Gross profit	46,088	47,321	93,409	77,728	14,396	92,124

Operating expenses
Research and development, net	27,238	(2,817)	24,421	16,771	(1,496)	15,275
Selling, general and administrative	102,608	(32,844)	69,764	67,617	(13,522)	54,095
Goodwill impairment	150,400	(150,400)	—	—	—	—
Change in the fair value of obligations in connection with acquisitions	(13,256)	13,256	—	(7,495)	7,495	—
	266,990	(172,805)	94,185	76,893	(7,523)	69,370

Operating income (loss)	(220,902)	220,126	(776)	835	21,919	22,754

Financial expense	(5,124)	—	(5,124)	(1,336)	—	(1,336)

Income (loss) before income taxes	(226,026)	220,126	(5,900)	(501)	21,919	21,418

Income taxes (benefit)	(9,622)	1,814	(7,808)	(4,588)	5,408	820

Net income (loss)	(216,404)	218,312	1,908	4,087	16,511	20,598

Net loss attributable to non-controlling interest	(116)	—	(116)	—	—	—

Net income (loss) attributable to Stratasys Ltd.	$(216,288)	$218,312	$2,024	$4,087	$16,511	$20,598

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(4.24)		$0.04	$0.08		$0.42
Diluted	(4.24)		0.04	0.08		0.40

Weighted average ordinary shares outstanding
Basic	50,956		50,956	49,273		49,273
Diluted	50,956		52,341	51,240		51,240

The Company considers these non-GAAP measures to be indicative of its core operating results and facilitates a comparison of operating results across reporting periods.  The Company uses these non-GAAP measures when evaluating its financial results as well as for internal planning and forecasting purposes, however these measures should not be viewed as a substitute for the Company’s GAAP results.

* Refer to the “Reconciliation of Non-GAAP Adjustments” herein for further information regarding adjustments.

Stratasys Ltd.

Reconciliation of Non-GAAP Adjustments

(in thousands)

	Three Months Ended March 31,
	2015	2014
Net sales, products
Deferred revenue step-up amortization	$—	$235

Cost of sales, products
Acquired intangible assets amortization	(14,905)	(13,225)
Intangible assets impairment	(29,782)	—
Non-cash stock-based compensation expense	(1,225)	(503)
	(45,912)	(13,728)
Cost of sales, services
Non-cash stock-based compensation expense	(608)	(409)
Merger and acquisition related expense	(801)	(24)
	(1,409)	(433)
Research and development, net
Non-cash stock-based compensation expense	(1,868)	(938)
Merger and acquisition related expense	(949)	(558)
	(2,817)	(1,496)

Selling, general and administrative
Acquired intangible assets amortization	(6,456)	(5,364)
Non-cash stock-based compensation expense	(6,059)	(4,886)
Merger and acquisition related expense	(6,906)	(3,272)
Intangible assets impairment	(13,423)	—
	(32,844)	(13,522)

Goodwill impairment	(150,400)	—

Change in the fair value of obligations in connection with acquisitions
Change in the fair value of obligations in connection with acquisitions	13,256	7,495

Income taxes
Tax expense related to non-GAAP adjustments	1,814	5,408

Net income	$218,312	$16,511

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2015

(in millions, except per share data)

GAAP net loss	($256) to ($224)

Adjustments
Stock-based compensation expense	$35 to $38
Intangible assets amortization expense	$78
Goodwill and other intangible asset impairment and restructuring charges	$197 to $199
Merger related expense	$28 to $30
Tax expense related to Non-GAAP adjustments	($24) to ($26)

Non-GAAP net income	$63 to $90

GAAP loss per share	($5.0) to ($4.38)

Non-GAAP diluted earnings per share	$1.20 to $1.70